UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: November 27, 2020	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated November 25, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the outcome of the board meeting of the Bank held on November 25, 2020.

November 25, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Sub: Outcome of Board Meeting held on November 25, 2020

Dear Sir / Madam,

We hereby inform that the Board of Directors, at its meeting held today, has duly approved the re-appointment of Mr. Umesh Chandra Sarangi (DIN: 02040436) as an Independent Director on the Board of the Bank for the period commencing from March 1, 2021 till February 5, 2022, (both days inclusive), i.e. till he completes 70 years of age, as per the Banking Regulation Act, 1949, and relevant RBI circulars. His re-appointment shall be subject to the approval of the shareholders at the ensuing Annual General Meeting of the Bank.

Further, we wish to confirm that Mr. Sarangi is not disqualified / debarred from being re-appointed to the office of director by virtue of any order of SEBI or any such other authority.

You are requested to kindly take the above on your record.

Thanking You,

Yours Truly,

For HDFC Bank Ltd

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary